Exhibit(a)(11)

      As you know, today, Friday, August 23 was the original deadline to tender all options issued to you between August 5, 1999 and December 31, 2001 in exchange for a new grant of options at the ratio of one new option for every ten previously issued options. To date, we have received for exchange 3,136,031 options or approximately 77% of all those eligible. Because of some earlier confusion about the Tender offer, we have decided to extend the deadline by which you must tender your options by one week, to 5:00 p.m. Pacific Daylight Time on August 30, 2002. This will give each of you an additional seven days to make your decision on whether or not you wish to tender your options.

      If you have not already done so, we encourage you to review the Offer to Exchange documents that were emailed to you on July 26, 2002. These documents describe this stock option exchange program in detail. Whether to participate in this Offer to Exchange is an individual decision; we cannot recommend or require that you participate. If you decide to participate in the program, you need to return the personalized letter of transmittal that was mailed to you separately to us so that it is received by us or postmarked no later than 5:00 p.m., Pacific Daylight Time, on August 30, 2002.

      If you need another copy of the Offer to Exchange (or the letter of transmittal that was mailed to you separately) or if you have any questions about the stock option exchange program, please contact Sharon Goldstein, at (805) 557-3330 or sharon.goldstein@homestore.com, or you may email me directly at lew.belote@homestore.com.

Lew Belote
Chief Financial Officer